Mail Stop 4561

August 6, 2009

J. Boyd Douglas
Chief Executive Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

Re: Computer Programs and Systems, Inc.
**   Form 10-K for the fiscal year ended December 31, 2008**
**   Filed March 9, 2009**
**   File No. 000-47796**

Dear Mr. Douglas:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief